
06014283

Summary Translation Letter
To the Stock Exchange of Thailand
June 5, 2006

(F 53-5)

Form of Report to the Exchange of the Results of the Sale of Warrants
Shin Satellite Public Company Limited
Date June 5, 2006

1. **Information relating to the warrant offering**

Category of Warrants : Warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan –ESOP) Grant 5.

Number of offered warrants : 10,058,800 units

Price per unit : Baht 0 (zero Baht)

Offered to : The Company's directors and employees and not offering through the intermediary.

Exercise Price : 11.87 Baht per share.

Subscription and payment period: May 31, 2006

2. Results of the sale of warrants:

[ ] totally sold out
[✓] partly sold out, with 25,000 warrants remaining. The company will consider allotting the remaining warrants within one year from the date on which the program is approved by SEC.

3. Details of the sale

	Right to buy warrant				Allotment result			
	Director*	Employee	Intermediary	Total	Director*	Employee	Intermediary	Total
No. of warrant holders	7	54	-	61	7	53	-	60
No. of Warrants (unit)	3,749,800	6,309,000	-	10,058,800	3,749,800	6,284,000	-	10,033,800
% of total issued Warrant	37.28	62.72	-	100	37.28	62.47	-	99.75

* Director of the Company and its subsidiaries

4. Amount of money received from the sale of shares

Total amount ______-______ Baht

Less expense (specify) ______-______ Baht

Net amount received ______-______ Baht

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